Exhibit 99.2

Liberty Interactive Corporation

Reconciliation of Liberty Interactive Corporation ("Liberty") Net Assets and

Net Earnings to Liberty Interactive LLC ("Liberty LLC") Net Assets and Net Earnings

March 31, 2017

(unaudited)

amounts in millions

Liberty Net Assets	$7,247
Reconciling items:
zulily net assets	(1,373)
Liberty LLC Net Assets	$5,874

Liberty Net Earnings	$519
Reconciling items:
zulily net (earnings) loss	26
General and administrative expenses	1
Liberty LLC Net Earnings	$546